UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Qifu Technology, Inc. (f/k/a 360 DigiTech, Inc.)

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Aerovane Company Limited

Hongyi Zhou

Henry Zhiheng Zhou

Risa Ruoshan Zhou

c/o 7/F Lujiazui Finance Plaza

No.1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

+86 (21) 5835 7668

With copies to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86 (21) 6193 8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D constitutes Amendment No.4 (the “Amendment No.4”) to the initial Schedule 13D (the “Original Schedule 13D”) filed on December 20, 2019 on behalf of each of Mr. Hongyi Zhou, Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Aerovane Company Limited, as amended by the Amendment No.1 to the Original Schedule 13D filed on December 21, 2020 (the “Amendment No.1”), the Amendment No.2 to the Original Schedule 13D filed on December 13, 2021 (the “Amendment No.2”), and the Amendment No.3 to the Original Schedule 13D filed on January 4, 2022 (the “Amendment No.3”, together with the Original Schedule 13D, the Amendment No.1, and the Amendment No.2, the “Original 13D Filings”, and as amended by this Amendment No. 4, the “Schedule 13D”) with respect to Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”) of Qifu Technology, Inc. (f/k/a 360 DigiTech, Inc.), a Cayman Islands company (“Issuer”).

**The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Aerovane Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,953,174(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,953,174(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,953,174 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 39,820,586 Class A Ordinary Shares and 3,132,588 Class A Ordinary Shares in the form of ADSs directly held by Aerovane Company Limited.

(2)	Based on 322,929,669 Class A Ordinary Shares outstanding as of February 28, 2023 as provided by the Issuer.

CUSIP No. 88557W 101	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Henry Zhiheng Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,953,174(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,953,174(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,953,174 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 39,820,586 Class A Ordinary Shares and 3,132,588 Class A Ordinary Shares in the form of ADSs directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.

(2)	Based on 322,929,669 Class A Ordinary Shares outstanding as of February 28, 2023 as provided by the Issuer.

CUSIP No. 88557W 101	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Risa Ruoshan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,953,174(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,953,174(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,953,174 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 39,820,586 Class A Ordinary Shares and 3,132,588 Class A Ordinary Shares in the form of ADSs directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.

(2)	Based on 322,929,669 Class A Ordinary Shares outstanding as of February 28, 2023 as provided by the Issuer.

CUSIP No. 88557W 101	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS Hongyi Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,284,178(2)
	8	SHARED VOTING POWER 42,953,174(1)
	9	SOLE DISPOSITIVE POWER 2,284,178(2)
	10	SHARED DISPOSITIVE POWER 43,387,518(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,671,696(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%(5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 39,820,586 Class A Ordinary Shares and 3,132,588 Class A Ordinary Shares in the form of ADSs directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.

(2)	Representing 2,284,178 Class A Ordinary Shares in the form of ADSs, in which an affiliate of Mr. Hongyi Zhou had the sole voting power and sole power to direct the disposition of such ADSs through a financial arrangement.

(3)	Representing (i) 39,820,586 Class A Ordinary Shares and 3,132,588 Class A Ordinary Shares in the form of ADSs directly held by Aerovane Company Limited, a British Virgin Islands company, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou; and (ii) 434,344 Class A Ordinary Shares in the form of ADSs, in which an affiliate of Mr. Hongyi Zhou had economic interests through a financial arrangement, where this affiliate had no voting power but might be deemed to have shared dispositive power for the purpose of the Schedule 13D by virtue of the financial arrangement. Because of the immediate family relationship, the amended and restated memorandum and association & articles of association of Aerovane Company Limited, and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children with regard to 39,820,586 Class A Ordinary Shares and 3,132,588 Class A Ordinary Shares in the form of ADSs held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For the 434,344 Class A Ordinary Shares in the form of ADSs, although Mr. Hongyi Zhou may be deemed to have shared dispositive power with respect to these 434,344 Class A Ordinary Shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership of these ADSs except to the extent his pecuniary interests therein.

(4)	Representing (i) 39,820,586 Class A Ordinary Shares and 3,132,588 Class A Ordinary Shares in the form of ADSs directly held by Aerovane Company Limited, a British Virgin Islands company, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou; (ii) 434,344 Class A Ordinary Shares in the form of ADSs, in which an affiliate of Mr. Hongyi Zhou had economic interests through a financial arrangement, where this affiliate had no voting power but might be deemed to have shared dispositive power for the purpose of the Schedule 13D by virtue of the financial arrangement, and (iii) 2,284,178 Class A Ordinary Shares in the form of ADSs, in which an affiliate of Mr. Hongyi Zhou had the sole voting power and the sole power to direct the disposition of such ADSs through a financial arrangement. Because of the immediate family relationship, the amended and restated memorandum and association & articles of association of Aerovane Company Limited, and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children with regard to the 39,820,586 Class A Ordinary Shares and 3,132,588 Class A Ordinary Shares in the form of ADSs held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For the 434,344 Class A Ordinary Shares in the form of ADSs, although Mr. Hongyi Zhou may be deemed to have shared dispositive power with respect to these 434,344 Class A Ordinary Shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership of these ADSs except to the extent his pecuniary interests therein.

(5)	Based on 322,929,669 Class A Ordinary Shares outstanding as of February 28, 2023 as provided by the Issuer.

CUSIP No. 88557W 101	13D	Page 6 of 7 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 1. Security and Issuer.

Item 1 of the Original 13D Filings is hereby amended and restated as follows:

This Schedule 13D, as amended, relates to Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), par value US$0.00001 each.

ADSs, each representing two Class A Ordinary Shares, of the Issuer are listed on the Nasdaq Stock Market under the symbol “QFIN.”

The principal executive offices of the Issuer are located at 7/F Lujiazui Finance Plaza, No.1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China.

Item 2. Identity and Background.

The second paragraph of Item 2 of the Original 13D Filings is hereby amended and restated as follows:

Aerovane Company Limited is principally an investment holding vehicle and a company organized and existing under the laws of British Virgin Islands. Aerovane Company Limited is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou. Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou are children of Mr. Hongyi Zhou. Because of the immediate family relationship, the amended and restated memorandum and association & articles of association of Aerovane Company Limited, and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to direct the voting and disposition together with his children with regard to any Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) held by Aerovane Company Limited in the Issuer. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D Filing is hereby amended and supplemented by the addition of the following:

Pursuant to the divorce arrangement entered into between Mr. Hongyi Zhou and his ex-spouse in April 2023, Mr. Hongyi Zhou ceased to be deemed to beneficially own any Class A Ordinary Shares in the form of ADSs held directly by Mr. Hongyi Zhou’s ex-spouse or indirectly through Global Pro B Limited, an entity wholly owned by Mr. Hongyi Zhou’s ex-spouse.

From June 20, 2023 to June 29, 2023, Aerovane Company Limited purchased 3,132,588 Class A Ordinary Shares in the form of ADSs in the open market with the working capital of Aerovane Company Limited for a total purchase price of approximately $25.6 million, exclusive of any fees, commissions or other expenses.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D Filings is hereby amended and supplemented by the addition of the following:

On November 29, 2022, immediately upon the completion of the Issuer's secondary listing on the Hong Kong Stock Exchange, all the 39,820,586 class B ordinary shares, par value of $0.00001 per share, of the Issuer held directly by Aerovane Company Limited, was converted into Class A Ordinary Shares on a one-for-one basis, pursuant to a conversion notice delivered by Aerovane Company Limited to the Issuer. Each Class A Ordinary Share is entitled to one vote.

Pursuant to the divorce arrangement entered into between Mr. Hongyi Zhou and his ex-spouse in April 2023, Mr. Hongyi Zhou ceased to be deemed to beneficially own any Class A Ordinary Shares in the form of ADSs held directly by Mr. Hongyi Zhou’s ex-spouse or indirectly through Global Pro B Limited, an entity wholly owned by Mr. Hongyi Zhou’s ex-spouse.

From June 20, 2023 to June 29, 2023, Aerovane Company Limited purchased 3,132,588 Class A Ordinary Shares in the form of ADSs in open market because of Aerovane Company Limited's confidence in the value and long-term growth of the Issuer.

CUSIP No. 88557W 101	13D	Page 7 of 7 Pages

On September 6, 2023, Mr. Hongyi Zhou filed a Form 144 with the SEC disclosing the intent to sell over the 90 day period following September 6, 2023 (i) up to 2,284,178 Class A Ordinary Shares in the form of ADSs, in which an affiliate of Mr. Hongyi Zhou had the sole voting power and sole power to direct the disposition of such ADSs through a financial arrangement and (ii) up to 434,344 Class A Ordinary Shares in the form of ADSs, in which an affiliate of Mr. Hongyi Zhou had economic interests through a financial arrangement, where this affiliate had no voting power but might be deemed to have shared dispositive power for the purpose of the Schedule 13D by virtue of the financial arrangement. Despite the current intentions, there can be no assurance that Mr. Hongyi Zhou will take any such actions within that 90-day time period. In the hypothetical scenario where the sale of all these 2,718,522 Class A Ordinary Shares in the form of ADSs is fully executed, considering Aerovane Company Limited’s open-market purchase of 3,132,588 Class A Ordinary Shares in the form of ADSs in June 2023, Mr. Hongyi Zhou’s beneficial ownership in the Issuer would increase 414,066 Class A Ordinary Shares compared to the status before Aerovane Company Limited’s such open-market purchases. Additionally, it is pertinent to note that Mr. Hongyi Zhou has economic interests in less than 20% of shares of that affiliate of him that has voting powers and/or dispositive power with respect to these 2,718,522 Class A Ordinary Shares in the form of ADSs.

Item 5. Interest in Securities of the Issuer.

The first, second and third paragraphs of Item 5 (a) — (b) of the Original 13D Filings is hereby amended and restated as follows:

The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No.4 are hereby incorporated by reference in this Item 5. The information set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Class A Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A Ordinary Shares which it may be deemed to beneficially own.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      September 6, 2023

Aerovane Company Limited

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Authorized Signatory

Hongyi Zhou

/s/ Hongyi Zhou

Henry Zhiheng Zhou

By:	/s/ Huan Hu
Name: Huan Hu
Attorney-in-fact

Risa Ruoshan Zhou

By:	/s/ Huan Hu
Name: Huan Hu
Attorney-in-fact